SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

People technology. 2019. 8. 7 Investor Relations Global No. 1 KT KT 2Q19 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department.                Tel : +82-2-3495-3557, 3254, 3564, 3976, 5343 Fax : +82-2-3495-5917

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

K-IFRS / Consolidated 1-1 Financial Highlights Income Statement (Unit: KRW bn) Operating Revenue 2Q18 1Q19 2Q19 QoQ YoY KRW 6.10tn, YoY +5.0% Service Revenue Operating Revenue 5,806.9 5,834.4 6,098.5 4.5% 5.0% KRW 5.09tn, YoY +1.7% Service Revenue 5,003.6 4,955.5 5,088.2 2.7% 1.7% Operating Income Merchandise Revenue 803.4 878.9 1,010.4 15.0% 25.8% KRW 288.2bn, YoY -27.8% Operating Expense 5,407.8 5,432.3 5,810.3 7.0% 7.4% Operating Income 399.1 402.1 288.2 -28.3% -27.8% Net Income KRW 203.0bn, YoY -27.6% Margin 6.9% 6.9% 4.7% -2.2%p -2.2%p Non-op. Income/loss -7.9 -4.4 -4.7 Deficit Deficit EBITDA Increased Decreased KRW 1.19tn, YoY -2.4% Income before taxes 391.2 397.7 283.6 -28.7% -27.5% Net Income 280.7 259.8 203.0 -21.8% -27.6% Margin 4.8% 4.5% 3.3% -1.2%p -1.5%p EBITDA 1,221.2 1,309.5 1,191.3 -9.0% -2.4% Margin 21.0% 22.4% 19.5% -2.9%p -1.5%p 3

K-IFRS / Consolidated 1-2 Financial Highlights Operating Expenses (Unit: KRW bn) Operating Expenses 2Q18 1Q19 2Q19 QoQ YoY KRW 5.81tn, YoY +7.4% Labor Cost Operating Expenses 5,407.8 5,432.3 5,810.3 7.0% 7.4% KRW 1.01tn, YoY +1.9% Labor Cost 987.5 983.8 1,006.1 2.3% 1.9% General Expense General Expense 2,454.6 2,327.1 2,459.3 5.7% 0.2% KRW 2.46tn, YoY +0.2% Cost of Service Provided 609.8 606.3 601.0 -0.9% -1.4% Cost of Service Provided KRW 601.0bn, YoY -1.4% Selling Expense 447.8 572.2 613.9 7.3% 37.1% Cost of Merchandise Cost of Merchandise 908.2 942.9 1,130.0 19.8% 24.4% KRW 1.13tn, YoY +24.4% (Unit: KRW bn) Marketing Expenses 2Q18 1Q19 2Q19 QoQ YoY KRW 711.6bn, YoY +20.2% Marketing Expenses 591.9 613.3 711.6 16.0% 20.2% KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses 4

K-IFRS / Consolidated 1-3 Financial Highlights Financial Position (Unit: KRW bn) Debt Position 2Q 18 1Q 19 2Q 19 QoQ YoY Borrowings: KRW 6.26tn Assets 30,118.3 33,247.8 33,469.4 0.7% 11.1% Net Debt: KRW 4.01tn Cash & Cash Equivalents 2,249.7 2,765.0 2,250.1 -18.6% 0.0% Liabilities 15,681.3 18,509.4 18,464.8 -0.2% 17.8% Debt Ratio Borrowings 6,604.5 6,790.1 6,256.8 -7.9% -5.3% Debt to Equity: 123.1% Equity 14,437.0 14,738.5 15,004.6 1.8% 3.9% Net Debt to Equity: 26.7% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,354.8 4,025.1 4,006.7 -0.5% -8.0% Debt / Equity 108.6% 125.6% 123.1% -2.5%p 14.4%p Net Debt / Equity 30.2% 27.3% 26.7% -0.6%p -3.5%p Debt to Equity 116.5% 123.1% 118.5% 125.6% 123.1% Net Debt to Equity 108.6% 34.7% 30.2% 26.8% 27.3% 26.7% 24.8% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 5

K-IFRS / Separate 1-4 Financial Highlights CAPEX (Unit: KRW bn) Access Network 1H19 CAPEX 3,711 Backbone Network B2B KRW 1.35tn executed 3,313 Others Focused on access network investment for 5G 2,514 CAPEX Breakdown 2,475 2,397 2,359 1,870 2,250 Access Network: KRW 1.01tn 1,977 Backbone Network: KRW 105.4bn 1,362 1,133 1,316 1,196 B2B: KRW 118.6bn 1,354 1,035 Others: KRW 119.1bn 466 476 452 428 241 492 497 1,011 448 261 394 517 736 362 298 305 499 105 330 227 258 259 189 119 119 2012 2013 2014 2015 2016 2017 2018 1H19 6

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

K-IFRS / Consolidated 2-1 Business Overview Wireless (Unit: KRW bn) Wireless down by 1.2% YoY 2Q18 1Q19 2Q19 QoQ YoY Service revenue up by 1.1% QoQ Wireless 1,763.7 1,732.5 1,743.4 0.6% -1.2% due to 5G subscriber increase Service 1,644.7 1,626.6 1,643.6 1.1% -0.1% Interconnection 119.0 105.9 99.7 -5.8% -16.2% [Wireless Subscriber] (Unit: 1,000) Net subscriber addition continues Wireless net adds of 216K 20,378 20,662 20,920 21,120 21,333 21,549 MNO net addition increased with 5G subscriber expansion LTE and 5G penetration reached 82.6% 78.5% 79.4% 80.4% 81.5% 82.6% 77.9% - 5G penetration: 1.9% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Subscribers % of LTE&5G 8

K-IFRS / Consolidated 2-2 Business Overview Wireline (Unit: KRW bn) Wireline up by 0.6% YoY 2Q18 1Q19 2Q19 QoQ YoY Wireline 1,181.5 1,167.0 1,188.9 1.9% 0.6% Telephony Telephony 432.5 399.3 400.1 0.2% -7.5% Revenue down by 7.5% YoY Broadband 494.7 503.3 506.1 0.6% 2.3% on cord-cutting and usage drop Line lease 254.3 264.4 282.7 6.9% 11.2% Broadband [Broadband Subscriber] (Unit: 1,000) Revenue up by 2.3% YoY 8,653 8,659 8,698 8,729 8,782 8,849 on the continued net additions and increase in GiGA subscribers 57.6% 59.0% 51.9% 54.2% 56.0% 48.9% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Subscribers % of GiGA 9

K-IFRS / Consolidated 2-3 Business Overview Media / Contents (Unit: KRW bn) Media/Contents up by 15.9% YoY 2Q18 1Q19 2Q19 QoQ YoY Media / Contents 595.2 641.2 689.9 7.6% 15.9% Media Media 487.3 512.7 544.1 6.1% 11.7% IPTV net adds of 147K Contents 107.9 128.5 145.8 13.4% 35.1% Media revenue up by 11.7% YoY on high-quality subscriber expansion [IPTV Subscriber] (Unit: 1,000) and platform revenue increase 8,113 7,573 7,672 7,775 7,851 7,966 Contents Revenue up by 35.1% YoY on T-commerce revenue growth of KTH and subscriber expansion of Genie Music 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Number of IPTV subscribers deviates from MSIT’s released figure below (computed per IPTV law) - KT’s 6-month average pay TV subscribers for 2H18 is 6,861,288. 10

K-IFRS / Consolidated 2-4 Business Overview Finance and Others (Unit: KRW bn) Finance down by 1.9% YoY 2Q18 1Q19 2Q19 QoQ YoY Finance 866.7 839.0 849.8 1.3% -1.9% Other Services up by 3.3% YoY Other Services 596.5 575.8 616.1 7.0% 3.3% IT/Solution services revenue up IT / Solution 261.6 260.3 293.9 12.9% 12.4% on continuous IDC business growth Real estate revenue down by 20.9% YoY Real Estate 107.7 95.8 85.1 -11.1% -20.9% due to decrease of development projects Others 227.3 219.7 237.0 7.9% 4.3% (Unit: KRW bn) Merchandise up by 25.8% YoY 2Q18 1Q19 2Q19 QoQ YoY Merchandise 803.4 878.9 1,010.4 15.0% 25.8% 11

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

4-1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19
Operating revenue	5,710.2	5,806.9	5,948.5	5,994.5	5,834.4	6,098.5
Service revenue	4,863.6	5,003.6	5,096.9	5,021.1	4,955.5	5,088.2
Wireless	1,740.8	1,763.7	1,760.1	1,689.6	1,732.5	1,743.4
Fixed line	1,198.8	1,181.5	1,186.4	1,178.4	1,167.0	1,188.9
Media/Contents	554.2	595.2	616.2	648.7	641.2	689.9
Finance	832.7	866.7	882.3	863.2	839.0	849.8
Others	537.1	596.5	652.0	641.2	575.8	616.1
Merchandise rev.	846.6	803.4	851.5	973.4	878.9	1,010.4
Operating expense	5,313.1	5,407.8	5,579.0	5,898.7	5,432.3	5,810.3
Service expense	4,368.6	4,499.6	4,640.2	4,793.2	4,489.4	4,680.3
Labor expense	922.1	987.5	930.1	1,006.1	983.8	1,006.1
General expense	2,353.1	2,454.6	2,494.6	2,499.1	2,327.1	2,459.3
Cost of svc provided	649.7	609.8	678.8	681.9	606.3	601.0
Selling expense	443.7	447.8	536.6	606.0	572.2	613.9
Merchandise cost	944.4	908.2	938.9	1,105.6	942.9	1,130.0
Operating income	397.1	399.1	369.5	95.8	402.1	288.2
N-OP income (loss)	-44.1	-7.9	-35.4	-83.3	-4.4	-4.7
N-operating income	130.0	211.3	101.0	147.9	181.5	199.2
N-operating expense	173.2	220.5	133.5	228.4	186.5	199.1
Equity method (G/L)	-1.0	1.2	-3.0	-2.7	0.7	-4.8
Income bf taxes	353.0	391.2	334.0	12.5	397.7	283.6
Income tax	128.9	110.5	94.6	-5.6	138.0	80.5
Income from con. op	224.1	280.7	239.5	18.1	259.8	203.0
Income from discon. op	0.0	0.0	0.0	0.0	0.0	0.0
Net income	224.1	280.7	239.5	18.1	259.8	203.0
NI contribution to KT	197.0	251.0	222.5	18.0	231.1	173.9
EBITDA	1,228.9	1,221.2	1,184.9	908.2	1,309.5	1,191.3
EBITDA Margin	21.5%	21.0%	19.9%	15.2%	22.4%	19.5%

KT Separate	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19
Operating revenue	4,297.2	4,283.0	4,358.2	4,418.2	4,334.3	4,558.5
Service revenue	3,501.5	3,581.3	3,582.3	3,508.3	3,553.4	3,625.2
Wireless	1,713.8	1,735.5	1,731.4	1,655.0	1,705.2	1,715.7
Fixed line	1,186.4	1,176.3	1,174.7	1,167.1	1,156.2	1,161.6
Media	318.7	357.2	353.5	362.3	377.4	408.4
Other service	282.5	312.3	322.6	323.9	314.7	339.5
Merchandise rev.	795.7	701.7	775.9	909.9	780.8	933.3
Operating expense	3,992.2	3,975.4	4,077.6	4,359.8	4,037.8	4,367.4
Service expense	3,141.3	3,256.4	3,296.6	3,412.9	3,246.0	3,382.9
Labor expense	526.9	599.0	540.4	542.6	543.6	573.7
General expense	1,627.8	1,658.8	1,658.3	1,731.2	1,595.7	1,671.8
Cost of svc provided	519.0	518.1	540.4	528.7	508.8	507.7
Selling expense	467.6	480.5	557.5	610.3	598.0	629.7
Merchandise cost	850.9	718.9	781.0	946.9	791.8	984.5
Operating income	305.0	307.7	280.6	58.4	296.4	191.1
N-OP income (loss)	127.3	-21.3	-4.2	-167.7	100.7	-1.8
N-operating income	284.8	186.0	105.2	126.3	271.7	179.4
N-operating expense	157.5	207.2	109.4	294.0	170.9	181.2
Income bf taxes	432.2	286.4	276.4	-109.3	397.2	189.4
Income tax	115.4	76.5	73.8	58.8	104.5	49.7
Net income	316.8	209.9	202.6	-168.1	292.6	139.7
EBITDA	1,046.6	1,039.4	1,003.1	779.7	1,108.1	997.7
EBITDA Margin	24.4%	24.3%	23.0%	17.6%	25.6%	21.9%

14

4-2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19
Asset	**30,618.1**	**30,118.3**	**32,794.8**	**32,188.8**	**33,247.8**	**33,469.4**
Current assets	**11,078.6**	**10,847.2**	**13,812.8**	**11,894.3**	**12,396.1**	**11,818.3**
Cash & cash equi.	1,777.5	2,249.7	2,718.1	2,703.4	2,765.0	2,250.1
Trade & other rec	3,636.7	3,740.1	3,951.1	3,874.9	4,129.5	6,509.4
Inventories	716.0	594.5	503.5	684.0	646.4	607.6
Other current asset	4,948.5	4,262.9	6,640.1	4,631.9	4,855.2	2,451.2
- Prepaid_Contract cost	987.2	1,037.8	1,070.5	1,098.2	1,106.3	1,165.2
- Contract assets	313.1	298.4	305.2	306.9	330.9	377.8
Non-current assets	**19,539.5**	**19,271.1**	**18,982.0**	**20,294.6**	**20,851.8**	**21,651.1**
Trade & other rec	689.2	770.1	678.8	810.6	690.4	867.9
P.P.E	13,161.7	13,000.0	12,855.3	13,068.3	12,811.1	13,192.8
Other current assets	5,688.5	5,501.0	5,448.0	6,415.7	7,350.3	7,590.4
- Prepaid_Contract cost	343.5	362.6	368.5	371.7	364.4	403.5
- Contract assets	74.0	79.3	92.9	91.9	94.1	111.3
Liabilities	**16,474.1**	**15,681.3**	**18,093.3**	**17,457.6**	**18,509.4**	**18,464.8**
Current liabilities	**9,453.7**	**9,117.6**	**11,185.1**	**9,387.7**	**9,926.8**	**9,908.1**
Trade & other payables	6,974.4	6,199.7	8,700.2	6,948.2	7,264.0	7,980.9
Short-term borrowings	1,534.3	1,940.0	1,417.0	1,368.5	1,149.0	583.6
Others	945.1	977.9	1,067.9	1,071.0	1,513.8	1,343.6
- Contract liabilities	270.8	281.0	289.3	300.7	302.9	304.4
Non-current liabilities	**7,020.4**	**6,563.7**	**6,908.2**	**8,069.8**	**8,582.5**	**8,556.7**
Trade & other payables	667.9	661.0	658.2	1,409.3	1,132.7	1,110.0
Long-term borrowings	5,155.0	4,664.5	4,953.2	5,279.8	5,641.1	5,673.2
Others	1,197.5	1,238.2	1,296.8	1,380.7	1,808.7	1,773.5
- Contract liabilities	52.1	45.8	42.1	46.8	44.3	42.7
Equity	**14,144.0**	**14,437.0**	**14,701.5**	**14,731.3**	**14,738.5**	**15,004.6**
Retained earnings	10,860.2	11,107.9	11,336.5	11,328.9	11,269.5	11,438.9

KT Separate	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19
Asset	**24,790.1**	**24,528.5**	**24,958.9**	**26,010.9**	**26,837.7**	**26,959.8**
Current assets	**6,462.9**	**6,416.9**	**7,126.4**	**6,861.6**	**7,307.3**	**7,052.4**
Cash & cash equi.	1,064.1	1,464.3	1,832.5	1,779.7	1,750.1	1,394.9
Trade & other rec	2,997.9	2,977.9	2,969.0	2,968.8	3,357.8	3,451.0
Inventories	450.7	360.4	298.5	465.3	446.4	404.8
Other current asset	1,950.3	1,614.4	2,026.4	1,647.8	1,753.1	1,801.7
- Prepaid_Contract cost	1,005.8	1,048.7	1,090.8	1,127.8	1,134.5	1,210.6
- Contract assets	289.1	274.7	282.5	285.3	300.2	339.1
Non-current assets	**18,327.1**	**18,111.6**	**17,832.5**	**19,149.3**	**19,530.4**	**19,907.4**
Trade & other rec	624.1	705.1	611.1	766.3	641.7	806.4
P.P.E	11,008.2	10,777.8	10,645.3	10,864.4	10,656.7	10,914.5
Other current assets	6,694.9	6,628.7	6,576.1	7,518.6	8,232.0	8,186.5
- Prepaid_Contract cost	331.4	336.9	349.8	360.0	351.4	398.9
- Contract assets	64.0	69.3	82.5	81.6	84.0	101.4
Liabilities	**12,320.3**	**11,869.2**	**12,091.3**	**13,299.2**	**14,099.7**	**14,076.5**
Current liabilities	**5,899.2**	**5,943.6**	**5,822.2**	**5,908.5**	**6,283.8**	**6,238.7**
Trade & other payables	4,074.7	3,602.2	3,887.7	4,002.4	4,472.4	5,118.4
Short-term borrowings	1,230.1	1,688.7	1,179.3	1,181.4	948.5	380.4
Others	594.4	652.8	755.2	724.7	862.9	739.9
- Contract liabilities	274.4	280.0	287.4	301.1	302.1	306.7
Non-current liabilities	**6,421.1**	**5,925.5**	**6,269.1**	**7,390.7**	**7,815.9**	**7,837.8**
Trade & other payables	728.4	711.1	706.2	1,460.1	1,524.9	1,476.1
Long-term borrowings	5,007.5	4,515.1	4,815.8	5,132.1	5,502.7	5,549.0
Others	685.2	699.4	747.1	798.5	788.3	812.6
- Contract liabilities	47.6	41.7	38.8	43.7	41.4	40.1
Equity	**12,469.8**	**12,659.4**	**12,867.6**	**12,711.7**	**12,738.0**	**12,883.3**
Retained earnings	10,514.6	10,721.5	10,923.0	10,740.0	10,741.7	10,880.2

15

K-IFRS / Separate

4-3 Subscribers

Wireless	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19	QoQ	YoY
Subscribers (Unit: 1,000)[1]								
Total	20,378	20,662	20,920	21,120	21,333	21,549	1.0%	4.3%
Net additions	363	284	258	200	213	216	1.2%	-23.9%
Gross additions	1,211	1,160	1,200	1,179	1,181	1,133	-4.0%	-2.3%
Deactivation[2]	848	876	942	978	968	917	-5.2%	4.7%
Churn rate	1.4%	1.4%	1.5%	1.6%	1.5%	1.4%	-0.1%p	0.0%p
LTE/5G	15,867	16,224	16,612	16,971	17,393	17,802	2.4%	9.7%
LTE/5G Penetration rate	77.9%	78.5%	79.4%	80.4%	81.5%	82.6%	1.1%p	4.1%p
ARPU (KRW)[3]	32,283	32,320	32,028	31,450	31,496	31,745	0.8%	-1.8%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G and IoT included):Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Wireline	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19	QoQ	YoY
Subscribers (Unit:1,000)								
Telephony	15,478	15,343	15,163	14,992	14,830	14,554	-1.9%	-5.1%
PSTN	12,080	11,949	11,786	11,637	11,489	11,343	-1.3%	-5.1%
VoIP	3,398	3,394	3,377	3,355	3,340	3,211	-3.9%	-5.4%
Broadband	8,653	8,659	8,698	8,729	8,782	8,849	0.8%	2.2%
IPTV (OTV+OTS)	7,573	7,672	7,775	7,851	7,966	8,113	1.9%	5.7%

※ Number of IPTV subscribers deviates from MSIT's released figure below (computed per IPTV law)
- KT's 6-month average pay TV subscribers for 2H18 is 6,861,288.

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Hi Five! 5G people technology. kt